(Logo - Ryan's logo appears here)

 (Photograph - appears here)       (Photograph - appears here)
 (Photograph - appears here)       (Photograph - appears here)

                        ANNUAL REPORT 1994

1 Ryan's Family Steak Houses, Inc.

COMPANY PROFILE

     Since 1977, Ryan's Family Steak Houses, Inc. has been engaged in the development, operation and franchising of family restaurants. A Ryan's restaurant features "Steaks, Buffet & Bakery" and provides a great meal to its customers at a reasonable price. At March 1, 1995, 212 Company-owned and 30 franchised Ryan's were in operation. The Company also operated 2 other restaurant concepts, each consisting of 1 unit, on a test basis. Twenty-two Company-owned restaurants, including the two test units, were opened during 1994.

   Sales by Company-owned restaurants amounted to $448 million in 1994 and $394 million in 1993. Systemwide sales, which include sales by franchised restaurants, for 1994 and 1993 were approximately $499 million and $450 million, respectively.

  The Company, headquartered in Greer, South Carolina, employed approximately 15,000 persons at March 1, 1995.

(Map of states where Ryan's Locations are and the number of restaurants located there)



RYAN'S LOCATIONS AT MARCH 1, 1995

ALABAMA          GEORGIA           KENTUCKY         NORTH CAROLINA      TENNESSEE
Anniston         Albany            Bowling Green    Asheboro            Bartlett
Birmingham-2     Athens            Elizabethtown    Asheville           Chattanooga-3
Decatur          Augusta           Florence         Cary                Clarksville
Florence         Brunswick         Lexington        Charlotte*          Cleveland
Gadsden          Cartersville      Louisville-4     Fayetteville        Hermitage
Huntsville-2     Columbus          Paducah          Garner              Jackson
Mobile*          Conyers                            Gastonia            Johnson City
Montgomery       Douglasville      LOUISIANA        Greenville          Kingsport
Tuscaloosa       Duluth            Alexandria       Hendersonville      Knoxville-2
                 Gainesville       Baton Rouge-3    Kannapolis          Memphis-2
ARKANSAS         Jonesboro         Bossier City     Lumberton           Murfreesboro
Conway           La Grange         Gretna           Raleigh             Oak Ridge
Fayetteville     Lawrenceville     Hammond          Rocky Mount
Little Rock      Mableton          Houma            Salisbury           TEXAS
Rogers           Macon             Lafayette                            Arlington
                 Marietta-2        Lake Charles     OHIO                Austin
FLORIDA          Martinez          Monroe           Akron               Baytown
Apopka*          Morrow            New Iberia       Centerville         Beaumont
Clearwater*      Norcross-2        Shreveport       Columbus-3          Conroe
Daytona Beach*   Riverdale         Slidell          Dayton              Garland
Gainesville*     Rome                               Kettering           Greenville
Hudson*          Roswell           MICHIGAN         Lima                Houston-4
Jacksonville-6*  Savannah          Battle Creek     Middletown          Lake Johnson
Lake City*       Smyrna            Flint            Ontario             Longview
Lakeland-2*      Snellville        Grand Rapids     Sylvania            Mesquite
Melbourne*       Warner-Robins     Kalamazoo        Toledo              New Braunfels
Neptune Beach*                     Kenwood          Union Township      North Richland Hills
New Port Richey* ILLINOIS          Lansing-2                            Pasadena
Ocala*           Champaign         Saginaw          OKLAHOMA            San Antonio-3
Orlando-2*       Marion            Taylor           Lawton              Tyler
Panama City      Rockford          Westland         Norman              Victoria
Pensacola        Springfield                        Oklahoma City       Waco
Tallahassee*     Swansea           MISSISSIPPI      Tulsa-2             Webster
Tampa-2*                           Columbus                             White Settlement
Winter Haven*    INDIANA           Gulfport         SOUTH CAROLINA
                 Bloomington                        Aiken               VIRGINIA
                 Clarksville       MISSOURI         Anderson-2          Bristol
                 Fort Wayne        Bridgeton        Charleston          Chesapeake
                 Indianapolis-4    Columbia         Columbia-3          Christianburg
                 Kokomo            Farmington       Easley              Danville
                 Lafayette         Gladstone        Florence            Lynchburg
                 Mishawaka         Independence     Greenville-2        Newport News
                 Richmond          Joplin           Greenwood           Richmond-3*
                                   St. Joseph       Greer               Suffolk
                 IOWA              Springfield      Lancaster
                 Cedar Rapids      Webster Grove    Mount Pleasant      AUSTRALIA
                 Davenport                          North Charleston    Ballarat*
                 Des Moines                         North Myrtle Beach
                                                    Rock Hill
                 KANSAS                             Seneca
                 Shawnee                            Simpsonville
                 Wichita-2                          Spartanburg
                                                    Summerville
                                                    Sumter

                                                       * Denotes franchised restaurant

Restaurant Sales Chart appears here, plot point as follows (in millions of dollars):
 1990...........$270
 1991...........$296
 1992...........$349
 1993...........$394
 1994...........$448

Net Earnings Chart appears here, plot point as follows (in millions of dollars):
 1990...........$24.1
 1991...........$23.3
 1992...........$29.3
 1993...........$28.5
 1994...........$30.5

Earnings Per Share chart appears here, plot point as follows (in cents):
 1990...........$.46
 1991...........$.44
 1992...........$.55
 1993...........$.53
 1994...........$.57

Restaurants Open At Year-End Chart appears here, plot point as follows [Company-Owned Franchised:
 1990...........159
 1991...........177
 1992...........200
 1993...........228
 1994...........242

TO OUR SHAREHOLDERS

    Fiscal 1994 was a good year for Ryan's in terms of both results and focus. For the year ended December 28, 1994, restaurant sales amounted to $448,214,000, up from $393,865,000 during 1993. Net earnings for 1994 increased to $30,544,000 compared to $28,542,000 in 1993, resulting in net earnings per share of 57 cents in 1994 versus 53 cents in 1993. During the year, we focused extensively on our customers...increasing their frequency and number, making sure our food is high quality and presented well and providing excellent service. In the process, we showed significant sales improvement and moved into several potentially rewarding areas.

(Photograph - Charles D. Way)

    To be successful in the restaurant business, you need to continually attract new customers. Traditionally, Ryan's has relied on word-of-mouth advertising. Today we have the resources and the opportunity to capture additional market share through increased promotion of our name, products and service. During 1994, our marketing activities were greatly expanded. We ran our first significant advertising campaign in Charleston, South Carolina, utilizing both television and radio. The results of the campaign proved that, although Ryan's already had tremendous awareness in Charleston, the additional exposure helped increase customer traffic and improve our sales. We ran newspaper ads and placed billboards in other markets. Additionally, we promoted entree sales at lunch with our "Square Meal Lunch Deals" and developed in-store merchandising designed to increase steak sales. Our marketing activities are planned to expand again in 1995 and will remain an important factor in the development and retention of market share.

    To remain ahead in an ever expanding and competitive restaurant environment, you need to continually improve both the variety and value of your product. Starting in 1993, we began to install scatter bar systems in our restaurants. The scatter bars reformat our famous Mega Bar(R) into five new and exciting island bars that provide easier access to the food and a greater variety of product for our customers. During 1994, all new Ryan's opened with scatter bars, and 62 existing Ryan's were converted. At the end of the year, approximately one-half of our restaurants had scatter bars. Sales improvements have been significant, contributing to positive same-store sales during the fourth quarter. The number of installations will increase during 1995, and we anticipate that substantially all of our restaurants will have scatter bars by the end of the year.

    To provide excellent service, you need trained personnel that respond well to customers. Accordingly, we have renewed our commitment to quality customer service by implementing new training programs directed at empowering our employees, particularly our managers and servers, to make those decisions that benefit our customers. Also, the training and selection of team leaders has created an on-the-job training program that will help alleviate some of the supervision demands placed upon our store management so that they can better manage the restaurants. Some additional payroll cost will be necessary to implement these programs. However, we believe that improved customer service will result in higher sales volumes, thereby leading to increased unit profitability.

    During the year the Company opened 20 new Ryan's and closed 4 underperforming units, resulting in 210 Company-owned Ryan's at the end of 1994. Franchisees operated another 30 Ryan's, including our newest franchisee in Ballarat, Australia. The Company also opened two casual-dining restaurants in late 1994. One restaurant serves Tex-Mex fare, and the other is an upscale western-style steakhouse. We believe that the changing demographics of the American population make the casual-dining segment look very promising. Sales results at the two new restaurants are encouraging. Expansion of these two concepts will be limited during 1995 while financial results are being evaluated.

    The future looks bright as Ryan's is well-positioned to capitalize on our quality concept, experienced management and sound financial position. I particularly wish to acknowledge those people at the heart of our success, our restaurant managers and staff, who have daily contact with our customers and who keep them coming back. I would also like to thank our shareholders for their continued support and confidence in our Company. The stock market was not kind to the restaurant industry during much of 1994. Success in the restaurant business during the remainder of the 1990's will come to those organizations that are innovative and provide high quality food with excellent service. Ryan's has a long history of these attributes, and we will continue to implement programs that build upon these strengths. The Company will remain strong, profitable and growth-oriented.

(Signature - Charles D. Way)

Charles D. Way

Chairman, President and Chief Executive Officer              March 24, 1995

3 Ryan's Family Steak Houses, Inc.

TEN YEAR FINANCIAL SUMMARY


                                                           1994             1993              1992

CONSOLIDATED STATEMENTS OF EARNINGS DATA:
Restaurant sales........................................ $448,214,000     393,865,000      349,378,000
Operating expenses:
  Food and beverage.....................................  181,743,000     161,886,000      142,468,000
  Payroll and benefits..................................  125,338,000     110,834,000       95,446,000
  Depreciation and amortization.........................   19,775,000      17,462,000       17,377,000
  Other operating expenses..............................   54,764,000      45,154,000       38,306,000
      Total operating expenses..........................  381,620,000     335,336,000      293,597,000

  General and administrative expenses...................   19,249,000      16,143,000       13,730,000
  Interest expense......................................      873,000         178,000          144,000
  Revenues from franchised restaurants..................     (755,000)     (2,546,000)      (2,813,000)
  Other income..........................................     (806,000)       (566,000)        (619,000)
Earnings before income taxes and cumulative effect
  of change in method of accounting.....................   48,033,000      45,320,000       45,339,000
Income taxes............................................   17,489,000      16,778,000       17,032,000
Earnings before cumulative effect of change in method
  of accounting.........................................   30,544,000      28,542,000       28,307,000
Cumulative effect on prior years of change in method
  of accounting.........................................            -               -      1,000,000(C)
      Net earnings...................................... $ 30,544,000      28,542,000       29,307,000
Per share amounts: (a)
  Earnings before cumulative effect of
    change in method of accounting......................          .57             .53              .53

  Cumulative effect of change in method of accounting...            -               -              .02

      Net earnings...................................... $        .57             .53              .55

Weighted average shares.................................   53,603,000      53,696,000       53,636,000

SELECTED OTHER CONSOLIDATED DATA:


Working capital (deficit).......................       $  (90,934,000)    (75,350,000)     (49,105,000)
Current ratio...................................                0.1/1           0.1/1            0.1/1
Cash provided by operations.....................       $   54,749,000      48,602,000       43,134,000
Property and equipment additions................           66,748,000      71,282,000       54,239,000
Total assets....................................          379,756,000     333,521,000      274,539,000
Long-term debt..................................                    -               -                -
Total current and long-term debt................           65,700,000      58,100,000       36,000,000
Shareholders' equity............................          269,355,000     238,706,000      209,679,000
Company-owned restaurants open at end of year...                  212             194              165

(a) Per share amounts have been retroactively adjusted to reflect all common stock splits, each effected in the form of a dividend. See "Stock Split History" on page 23 for further details.

(b) Indicates a 53-week period.

(c) The Company adopted Financial Accounting Standards Board's Statement 109, "Accounting for Income Taxes," effective January 2, 1992.

4 Ryan's Family Steak Houses, Inc.


1991             1990            1989(B)            1988            1987             1986           1985

296,117,000   270,274,000      238,176,000      190,681,000      152,929,000     103,307,000     53,545,000

124,831,000   114,854,000      104,057,000       83,547,000       66,304,000      45,501,000     24,153,000
 80,847,000    70,931,000       61,305,000       45,122,000       33,959,000      22,257,000     11,619,000
 12,153,000    10,520,000        9,015,000        7,070,000        4,812,000       3,092,000      1,714,000
 32,654,000    27,511,000       23,596,000       18,284,000       13,630,000       9,007,000      5,268,000
250,485,000   223,816,000      197,973,000      154,023,000      118,705,000      79,857,000     42,754,000

 11,695,000    11,333,000        9,225,000        8,379,000        7,282,000       4,630,000      2,467,000
    102,000       103,000                -                -                -               -              -
 (2,846,000)   (2,827,000)      (2,629,000)      (1,910,000)      (1,353,000)       (908,000)      (555,000)
   (373,000)     (447,000)        (621,000)        (433,000)        (970,000)       (774,000)      (584,000)

 37,054,000    38,296,000       34,228,000       30,622,000       29,265,000      20,502,000      9,463,000
 13,747,000    14,233,000       12,777,000       11,360,000       12,435,000       9,691,000      4,038,000

 23,307,000    24,063,000       21,451,000       19,262,000       16,830,000      10,811,000      5,425,000

          -             -                -                -                -               -              -
 23,307,000    24,063,000       21,451,000       19,262,000       16,830,000      10,811,000      5,425,000


       .44            .46              .41              .37              .32             .21            .12

         -              -                -                -                -               -              -

       .44            .46              .41              .37              .32             .21            .12

 53,238,000    52,675,000       52,682,000       52,398,000       52,580,000      50,685,000     47,106,000


(44,008,000)  (36,974,000)     (25,043,000)     (15,185,000)     (10,162,000)     13,871,000      3,933,000
      0.1/1         0.1/1            0.1/1            0.2/1            0.2/1           3.3/1          2.4/1
 37,810,000    36,459,000       30,214,000       29,879,000       24,530,000      17,538,000      8,648,000
 43,905,000    46,060,000       32,035,000       44,445,000       48,052,000      22,637,000     17,649,000
237,520,000   205,454,000      165,172,000      141,787,000      105,273,000      78,252,000     44,542,000
          -             -                -       10,000,000                -               -        772,000
 30,700,000    26,600,000       16,500,000       16,800,000        5,200,000               -        802,000
176,863,000   152,099,000      127,182,000      105,352,000       85,581,000      67,907,000     38,287,000
        142           126              110               96               76              55             41

5 Ryan's Family Steak Houses, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

   Shown for the years indicated are (i) items in the consolidated statements of earnings as a percent of restaurant sales and (ii) the number of restaurants open at the end of each year.


                                                                                    Percent Change
                                                            Percent of             1994       1993
                                                         Restaurant Sales           vs         vs
                                                  1994       1993       1992       1993       1992
Restaurant sales...............................  100.0%     100.0%     100.0%      13.8%       12.7%
Operating expenses:
    Food and beverage..........................   40.5       41.1       40.7       12.3        13.6
    Payroll and benefits.......................   28.0       28.1       27.3       13.1        16.1
    Depreciation...............................    3.9        3.9        3.7       12.9        18.2
    Amortization of pre-opening costs..........    0.5        0.5        1.3       15.6       (52.3)
    Other operating expenses...................   12.2       11.5       11.0       21.3        17.9
        Total operating expenses...............   85.1       85.1       84.0       13.8        14.2

General and administrative expenses............    4.3        4.1        4.0       19.2        17.6
Interest expense...............................    0.2          -          -      390.4        23.6
Revenues from franchised restaurants...........   (0.1)      (0.6)      (0.8)     (70.3)       (9.5)
Other income...................................   (0.2)      (0.1)      (0.2)      42.4        (8.6)

Earnings before income taxes and cumulative
    effect of change in method of accounting...   10.7       11.5       13.0        6.0           -
Income taxes...................................    3.9        4.3        4.9        4.2        (1.5)

Earnings before cumulative effect of change
    in method of accounting....................    6.8        7.2        8.1        7.0         0.8
Cumulative effect on prior years of change
    in method of accounting for income taxes...      -          -        0.3          -      (100.0)

        Net earnings...........................    6.8%       7.2%       8.4%       7.0%      (2.6%)


                                                   Restaurants Open
                                                    at End of Year
Ryan's:
    Company-owned.........                          210        194       165         8.2%      17.6%
    Franchised............                           30         34        35       (11.8)      (2.9)
                                                    240        228       200         5.3       14.0
Other restaurant concepts:
    Company-owned.........                            2          -         -       100.0          -

        Total.............                          242        228       200         6.1%      14.0%

6 Ryan's Family Steak Houses, Inc.

RESULTS OF OPERATIONS
   1994 Compared To 1993

    Total restaurant sales increased by $54.3 million, or 13.8%, to $448.2 million in 1994 from $393.9 million in 1993. Substantially all of the increase resulted from the unit growth of Company-owned restaurants, which totaled 212 and 194 at the end of 1994 and 1993, respectively. During 1994, the Company opened 22 new restaurants, including 2 casual-dining concepts, and closed 4 underperforming units, one of which was converted to a casual-dining concept.

(Photograph - appears here)

    The sales increases resulting from new restaurants were partially offset by a 0.5% decline in same-store sales. In computing same-store sales, the Company averages weekly sales for those units operating for at least 18 months. Same-store sales were flat during the first quarter, down 1.6% on average during the second and third quarters, and up 1.1% during the fourth quarter. The first quarter benefited from favorable weather conditions when compared to 1993. From September 1994 onward, sales trends improved monthly, and, as noted, the fourth quarter's same-store sales were positive. Management attributes most of the improvement to the rollout of scatter bars into its restaurants. This format breaks the Mega Bar(R) into five island bars for easier customer access and more food variety. At December 28, 1994, scatter bars had been installed in 105 Ryan's restaurants, or 50% of all company-owned units. Included in these installations were 74 retrofits, of which 49 were completed during the second half of 1994. Certain new restaurants in 1993 and all new 1994 restaurants have opened with scatter bars. Management anticipates that substantially all Ryan's will have scatter bars by the end of 1995.

    Total operating expenses increased 13.8% to $381.6 million in 1994 from $335.3 million in 1993. Such costs, as a percent of sales, were 85.1% during both 1994 and 1993. Thus, the Company's operating margins at the restaurant level were 14.9% in both 1994 and 1993.

    The major factors affecting 1994's operating costs were lower food and beverage costs and higher other operating expenses. Food and beverage costs decreased to 40.5% of sales in 1994 from 41.1% in 1993. Decreases in beef, chicken and soft drink syrup prices were partially offset by higher potato costs. Other operating expenses increased to 12.2% of sales in 1994 from 11.5% in 1993 due principally to significantly higher store closing costs, which amounted to $1.7 million in 1994 compared to $100,000 in 1993. These costs represent the expected carrying and disposal costs of closed restaurants held for sale. From inception through December 1994, the Company has closed 5 restaurants

7 Ryan's Family Steak Houses, Inc.

(4 during 1994) and sold or converted 2 such properties, thereby holding 3 properties for sale at December 28, 1994. Other operating expenses were also affected by higher utility and store advertising and promotional costs. Payroll and benefit costs decreased slightly to 28.0% of sales in 1994 from 28.1% in 1993. Depreciation and amortization of pre-opening costs remained steady at 4.4% of sales in both 1994 and 1993.

    General and administrative expenses increased 19.2% from $16.1 million in 1993 (4.1% of sales) to $19.2 million in 1994 (4.3% of sales). Increases in personnel and advertising costs were partially offset by lower legal costs.

    Interest expense amounted to $873,000 in 1994 compared to $178,000 in 1993. The increase results principally from less capitalized interest, which reflects 1994's lower level of construction activity in relation to the Company's outstanding debt. Approximately 68% of interest incurred in 1994 was capitalized as part of the cost of construction in progress compared to 88% in 1993. Also, the Company's effective average interest rate increased to 4.7% in 1994 compared to 3.6% in 1993.

    (Black box appears here)

    Revenues from franchised restaurants declined significantly from $2.5 million in 1993 to $755,000 in 1994. While the number of franchised units decreased from 34 at the end of 1993 to 30 at the end of 1994, the most important factor affecting franchise revenues was the nonrecognition of royalty income from the Company's largest franchisee, Family Steak Houses of Florida, Inc. ("Family"). Prior to the third quarter of 1994, this franchisee had not paid any royalty fees since August 1993. In July 1994, an agreement was reached with Family regarding both past-due and future royalty fees. This agreement provided for a $236,000 cash payment by Family, the relinquishment of Family's exclusive development rights in certain counties in South Florida and the Florida panhandle (subject to first refusal and buy-back rights of Family), an $800,000 long-term note payable to the Company and a reduction in the royalty fee rate from 4.25% to 3% until April 30, 1997, at which time the rate will increase to 4%. The relinquishment of development rights was valued at $500,000 and treated as a partial write-off of Family's past-due royalty fees. In addition, the agreement with Family decreased the required number of Ryan's restaurants in operation to 24 through the end of 1996 and to 25 at the end of 1997. Pursuant to the agreement, the required number of restaurants in operation will then increase by 1 for each year after 1997. All required payments from Family to the Company subsequent to the agreement have been received in a timely manner. However, due to Family's payment history, the Company's accounting policy regarding Family's royalty fees was changed during 1994 to a cash basis pending collection of an outstanding $579,000 receivable balance at December 29, 1993. This receivable was fully paid during 1994 and, accordingly, all royalty fees received thereafter, including payments required under the long-term note payable, have been recognized as revenue when received. Based on scheduled payment dates and recent payment trends, management anticipates that 1995 revenues from franchised restaurants will increase to approximately $1.8 million. However, there can be no assurance that these scheduled payments will be collected and therefore recognized as revenues.

    Based upon the above changes to revenues and expenses, earnings before income taxes and cumulative effect of change in method of accounting increased to $48.0 million in 1994 from $45.3 million in 1993.

    The effective income tax rate for 1994 was 36.4% compared to 37.0% in 1993. The lower 1994 effective rate can be attributed to the full year's impact of tax-planning strategies that were implemented in May 1993.


        8 Ryan's Family Steak Houses, Inc.

    Net earnings increased to $30.5 million in 1994 (6.8% of sales) from $28.5 million in 1993 (7.2% of sales). Earnings per share amounted to 57 cents in 1994 and 53 cents in 1993.

1993 COMPARED TO 1992

    Total restaurant sales increased by $44.5 million, or 12.7%, to $393.9 million in 1993 from $349.4 million in 1992. Substantially all of the increase resulted from the unit growth of Company-owned restaurants, which totaled 194 and 165 at the end of 1993 and 1992, respectively. The Company opened 30 new restaurants and closed one underperforming unit during 1993.

    The sales increases from new restaurants were partially offset by a 2.7% decline in same-store sales. Management attributes the decline principally to 1992's difficult sales comparisons. During 1992, same-store sales increased 3.6% following the bakery bar rollout, which was substantially completed by July 1992. Also, severe winter weather affected 1993's first quarter sales, particularly during March when winter storms either closed or severely curtailed a weekend's operations at approximately one-half of the Company's restaurants.

    Total operating expenses increased 14.2% to $335.3 million in 1993 from $293.6 million in 1992. Such costs, as a percent of sales, were 85.1% in 1993 compared to 84.0% in 1992. Thus, the Company's operating margins at the restaurant level were 14.9% and 16.0% in 1993 and 1992, respectively.

 (Black box appears here)

    The major factor behind 1993's lower operating margin was higher payroll and benefit costs, which increased to 28.1% of sales in 1993 from 27.3% in 1992. The increase in payroll and benefits resulted from (1) increased restaurant staffing hours in order to improve customer service levels and (2) the unfavorable impact of manager salaries due to lower average unit sales. Food and beverage costs increased to 41.1% of sales in 1993 from 40.7% in 1992 due to higher commodity prices, particularly beef during the first and second quarters and potatoes during the fourth quarter. Depreciation and amortization of pre-opening costs decreased to 4.4% of sales in 1993 from 5.0% in 1992. It should be noted that 1992's costs included a $2.8 million one-time charge, or 0.8% of 1992 sales, related to the change in the amortization period of pre-opening costs from 5 years to 1 year . Other operating expenses increased to 11.5% of sales in 1993 from 11.0% in 1992 principally due to higher utility and store advertising and promotional costs.


           9  Ryan's Family Steak Houses, Inc.

    General and administrative expenses increased 17.6% from $13.7 million in 1992 (4.0% of sales) to $16.1 million in 1993 (4.1% of sales). Interest expense totaled $178,000 in 1993 compared to $144,000 in 1992. Approximately 88% of interest incurred in 1993 was capitalized as part of the cost of construction in progress.

    Revenues from franchised restaurants declined 9.5% to $2.5 million in 1993 from $2.8 million in 1992 due to a 6.5% decline in average unit sales at franchised restaurants and a slightly lower effective royalty rate during 1993. At the end of 1993 and 1992, franchisees operated 34 and 35 Ryan's, respectively. During the fourth quarter, the Company's largest franchisee informed the Company that it would be unable to pay its royalty fees for the months from August through December 1993. Discussions are underway to resolve this issue (see 1994 Compared To 1993). During 1993, royalty income from this franchisee amounted to $2,207,000, and at December 29, 1993, the net receivable from this franchisee amounted to $579,000.

    Based upon the above changes to revenues and expenses, earnings before income taxes and cumulative effect of change in method of accounting amounted to $45.3 million in both 1993 and 1992. The effective income tax rate for 1993 was 37.0% compared to 37.6% in 1992.

    Earnings before cumulative effect of change in method of accounting amounted to $28.5 million in 1993 (7.2% of sales) and $28.3 million in 1992 (8.1% of sales).

    Net earnings for 1992 were favorably affected by the Company's adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective January 2, 1992. The cumulative effect of the change amounted to $1.0 million and was reported as a separate component of 1992 net earnings.

    Net earnings for 1993 amounted to $28.5 million, or 53 cents per share, compared to $29.3 million in 1992, or 55 cents per share.

(Photo appears here)

LIQUIDITY AND CAPITAL RESOURCES


    The Company's restaurant sales are primarily derived from cash. Inventories are purchased on credit and are rapidly converted to cash. Therefore, the Company does not maintain significant receivables or inventories, and other working capital requirements for operations are not significant.

    At December 28, 1994, the Company's working capital was a $90.9 million deficit compared to a $75.4 million deficit at December 29, 1993. Included in these amounts are borrowings of $65.7 million and $58.1 million, respectively, under bank lines of credit (see third succeeding paragraph). The increased deficit is due principally to $7.6 million of additional borrowings incurred during 1994 for capital expenditures and increases in current liabilities, particularly accounts payable and self-insurance accruals. The Company does not anticipate any adverse effect from the current working capital deficit due to significant cash flow provided by operations, which amounted to $54.7 million in 1994 and $48.6 million in 1993.

    Total capital expenditures decreased from $71.3 million in 1993 to $66.7 million in 1994. Lower expenditures resulting from a decrease in new Company-owned restaurants (22 in 1994 compared to 30 in 1993) were significantly offset by (1) higher unit construction and equipment costs of the new restaurants, (2) higher remodel costs, which include 62 scatter bar installations, and (3) the purchase of a new plane and additional warehouse space. In 1994, 82% of the financing for capital expenditures was obtained from internally generated funds. Another $7.6 million was obtained from borrowings under bank lines of credit. In 1993, borrowings of $22.1 million were required.


     10 Ryan's Family Steak Houses, Inc.

    The Company is also actively progressing with several casual-dining concepts. Included in 1994's new restaurants were 2 such units, each representing a different concept. One of these restaurants was converted from an existing Ryan's, while the other was new construction. Both restaurants are currently serving as test units, and further expansion of these concepts will be limited pending review of their operating results. The Company plans to test another concept, which should open during the second quarter of 1995.

(Photograph - appears here)

    During 1995, total capital expenditures are estimated at approximately $69 million. The Company plans to build and open 20 to 25 new restaurants, remodel another 20 restaurants, and install scatter bars in approximately 100 restaurants. Management estimates that external funding requirements in 1995 will range from $10 million to $15 million. The Company has several uncommitted bank lines totaling $105 million at various short-term rates of which $65.7 million was utilized at December 28, 1994. During 1994, the average effective interest rate on this debt approximated 4.7%. Management believes that the Company's current borrowing arrangements are sufficient to meet 1995 requirements.

IMPACT OF INFLATION

    The Company's operating costs that may be affected by inflation consist principally of food, payroll and utility costs. A significant number of the Company's restaurant employees are paid at the minimum wage, and, accordingly, legislated changes to the minimum wage will affect the Company's payroll costs. The Federal minimum wage last increased in April 1991, and, while no additional increases to the Federal minimum wage have been legislated, the topic continues to be actively debated within the Federal government. Also, future benefit costs may be affected by future legislated changes in medical insurance coverage.

    The Company considers its current price structure to be very competitive. This factor, among others, is considered by the Company when passing cost increases on to its customers. Sales prices were increased approximately 2% in 1994, 1% in 1993 and 2% in 1992.


11 Ryan's Family Steak Houses, Inc.

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                            Year Ended
                                                          December 28,     December 29,     December 30,
                                                             1994            1993             1992


Restaurant sales......................................... $448,214,000     393,865,000     349,378,000
Operating expenses:
  Food and beverage......................................  181,743,000     161,886,000     142,468,000
  Payroll and benefits...................................  125,338,000     110,834,000      95,446,000
  Depreciation...........................................   17,367,000      15,379,000      13,007,000
  Amortization of pre-opening costs......................    2,408,000       2,083,000       4,370,000
  Other operating expenses...............................   54,764,000      45,154,000      38,306,000
       Total operating expenses..........................  381,620,000     335,336,000     293,597,000

General and administrative expenses......................   19,249,000      16,143,000      13,730,000
Interest expense.........................................      873,000         178,000         144,000
Revenues from franchised restaurants.....................     (755,000)     (2,546,000)     (2,813,000)
Other income.............................................     (806,000)       (566,000)       (619,000)

Earnings  before income taxes and cumulative effect of
  change in method of accounting.........................   48,033,000      45,320,000      45,339,000
Income taxes.............................................   17,489,000      16,778,000      17,032,000

Earnings before cumulative effect of change
  in method of accounting................................   30,544,000      28,542,000      28,307,000
Cumulative effect on prior years (to January 1, 1992)
  of change in method of accounting for income taxes.....            -               -       1,000,000

      Net earnings....................................... $ 30,544,000      28,542,000      29,307,000

Earnings per common and common equivalent  share:
  Earnings before cumulative effect of change
    in method of accounting..............................          .57             .53             .53
  Cumulative effect on prior years (to January 1, 1992)
    of change in method of accounting for income
      taxes..............................................            -               -             .02

      Net earnings....................................... $        .57             .53             .55

Weighted average shares..................................   53,603,000      53,696,000      53,636,000

    See accompanying notes to consolidated financial statements.


12 Ryan's Family Steak Houses, Inc.

CONSOLIDATED BALANCE SHEETS

                                                              December 28,   December 29,
                                                                 1994            1993

CONSOLIDATED BALANCE SHEETS
ASSETS
Current assets:
  Cash and cash equivalents................................. $    695,000      1,946,000
  Receivables...............................................    1,665,000      1,851,000
  Inventories...............................................    2,843,000      2,684,000
  Deferred income taxes.....................................    2,563,000      1,469,000
  Other current assets......................................    1,227,000      1,562,000
      Total current  assets.................................    8,993,000      9,512,000

Property  and equipment:
  Land and improvements.....................................   86,154,000     77,601,000
  Buildings.................................................  200,997,000    170,236,000
  Equipment.................................................  137,968,000    116,357,000
  Construction in progress..................................   27,845,000     27,525,000
                                                              452,964,000    391,719,000
  Less accumulated depreciation.............................   87,988,000     71,866,000
      Net property and equipment............................  364,976,000    319,853,000

Other assets................................................    5,787,000      4,156,000
                                                             $379,756,000    333,521,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable.............................................   65,700,000     58,100,000
  Accounts payable..........................................   12,615,000     10,944,000
  Income taxes payable......................................      438,000      1,303,000
  Accrued liabilities.......................................   21,174,000     14,515,000
      Total  current liabilities............................   99,927,000     84,862,000

Deferred income taxes.......................................   10,474,000      9,953,000

Shareholders' equity:
  Common stock, $1.00 par value; authorized  100,000,000
     shares; issued and
    outstanding  53,434,000 shares in 1994  and
      53,415,000  shares in 1993............................   53,434,000     53,415,000
  Additional  paid-in  capital..............................    6,599,000      6,513,000
  Retained earnings.........................................  209,322,000    178,778,000
      Total shareholders' equity............................  269,355,000    238,706,000
                                                             $379,756,000    333,521,000

    See accompanying notes to consolidated financial statements.


13 Ryan's Family Steak Houses, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                               Year Ended

                                                              December 28,     December 29,      December 30,
                                                                 1994            1993             1992
Cash flows from operating activities:
  Net earnings............................................. $ 30,544,000       28,542,000       29,307,000
  Adjustments to reconcile net earnings to net cash
      provided by operating activities:
    Depreciation and amortization..........................   20,802,000       18,229,000       18,088,000
    Loss (gain) on sale of property and equipment..........      219,000          (83,000)        (203,000)
    Decrease (increase) in:
      Receivables..........................................      186,000         (649,000)         367,000
      Inventories..........................................     (159,000)        (430,000)        (261,000)
      Other current assets.................................   (2,096,000)      (2,747,000)      (1,746,000)
      Other assets.........................................   (1,639,000)      (1,057,000)        (910,000)
    Increase (decrease) in:
      Accounts payable.....................................    1,671,000        2,261,000       (1,802,000)
      Income taxes payable.................................     (865,000)        (138,000)         (81,000)
      Accrued liabilities..................................    6,659,000        4,950,000        1,998,000
      Deferred income taxes................................     (573,000)        (276,000)      (1,623,000)

Net cash provided by operating activities..................   54,749,000       48,602,000       43,134,000

Cash flows from investing activities:
  Proceeds from sale of property and equipment.............    3,043,000          311,000        1,454,000
  Capital expenditures.....................................  (66,748,000)     (71,282,000)     (54,239,000)

Net cash used in investing activities......................  (63,705,000)     (70,971,000)     (52,785,000)

Cash flows from financing activities:
  Net proceeds from notes payable..........................    7,600,000       22,100,000        5,300,000
  Proceeds from the issuance of common stock...............      105,000          485,000        3,509,000

Net cash provided by financing activities..................    7,705,000       22,585,000        8,809,000

Net increase (decrease) in cash and cash equivalents.......   (1,251,000)         216,000         (842,000)

Cash and cash equivalents - beginning of year..............    1,946,000        1,730,000        2,572,000

Cash and cash equivalents - end of year.................... $    695,000        1,946,000        1,730,000

Supplemental disclosure - cash payments for income
  taxes.................................................... $ 19,493,000       17,021,000       17,168,000


See accompanying notes to consolidated financial statements.



14 Ryan's Family Steak Houses, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 1. Description of Business and Summary of Significant Accounting Policies

    DESCRIPTION OF BUSINESS - Ryan's Family Steak Houses, Inc. operates a chain of 212 company-owned and 30 franchised (as of December 28, 1994) restaurants located principally in the southern and midwestern United States. The Company was organized in 1977 and completed its initial public offering in 1982.

    PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the financial statements of Ryan's Family Steak Houses, Inc. and its six wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.


    FISCAL YEAR - The Company's fiscal year ends on the Wednesday nearest December 31.

    CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash and short-term investments with initial maturities of three months or less that are stated at cost plus accrued interest which approximates market value.

    INVENTORIES - Inventories consist of menu ingredients and restaurant supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.


    OTHER CURRENT ASSETS - Other current assets consist of prepaid expenses and unamortized pre-opening costs, which represent certain costs, including employee training, incurred before a restaurant is opened. In 1992, the amortization period of pre-opening costs, which and resulted in an increase in amortization of pre-opening costs of $2.8 million and a decrease in net earnings of $1.7 million, or $.03 per share, in 1992.


    PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and land improvements - 25 to 31 years and equipment - 5 to 10 years.


    OTHER ASSETS - Other assets consist principally of a long-term prepayment of store inventories and the cash surrender values of officer life insurance policies.

    INCOME TAXES - Effective January 2, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and has reported the cumulative ef the 1992 consolidated statement of earnings. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


    EARNINGS PER SHARE - Earnings per share are computed based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are represented by shares under option.

    FRANCHISE REVENUES - The Company grants franchises to operators who in turn pay initial fees and royalties for each restaurant. The initial franchise fee is recorded as income when each restaurant commences operations. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. In the event that a franchisee experiences payment dif in management's opinion, may be susceptible to such difficulties, future franchise royalties may be recognized as income on the cash basis.

    RECLASSIFICATIONS - Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 1994 presentation.

15 Ryan's Family Steak Houses, Inc.

NOTE 2. OTHER CURRENT ASSETS

Other current assets consist of the following:

                                   1994            1993
Unamortized pre-opening costs... $ 1,002,000    1,354,000
Prepaid expenses................     225,000      208,000
                                 $ 1,227,000    1,562,000

NOTE 3. INCOME TAXES

    Total income taxes for the years ended December 28, 1994, December 29, 1993 and December 30, 1992 were allocated as follows:


                                                             1994               1993            1992

Income from operations.................................... $ 17,489,000     16,778,000     17,032,000
Shareholders' equity , for the current tax benefit related
    to the exercise of nonqualified stock options.........      (19,000)      (118,000)      (763,000)
                                                           $ 17,470,000     16,660,000     16,269,000

    Income tax expense attributable to income from operations consists of:

                         1994              1993           1992
Current:
    U.S. Federal...... $ 16,540,000     14,942,000     14,941,000
    State and local...    1,522,000      2,112,000      2,714,000
                         18,062,000     17,054,000     17,655,000
Deferred:
    U.S. Federal......     (298,000)       165,000       (524,000)
    State and local...     (275,000)      (441,000)       (99,000)
                           (573,000)      (276,000)      (623,000)
Income taxes.......... $ 17,489,000     16,778,000     17,032,000

16 Ryan's Family Steak Houses, Inc.

    Income taxes differ from the amounts computed by applying the U. S. Federal statutory corporate rate of 35 percent in 1994 and 1993 and 34 percent in 1992 to earnings before income taxes and cumulative effect of change in method of accounting as follows:


                                                                1994             1993          1992
Tax at Federal statutory rate............................... $ 16,812,000     15,862,000     15,415,000
Increase (decrease) in taxes due to:
    Adjustment to deferred tax assets and liabilities
      for enacted
        changes in tax laws and rates.......................            -        213,000              -
    State income taxes, net of Federal income tax
      benefit...............................................      811,000      1,086,000      1,726,000
    Other...................................................     (134,000)      (383,000)      (109,000)
Income taxes................................................ $ 17,489,000     16,778,000     17,032,000


    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 28, 1994 and December 29, 1993 are presented below:



                                                                  1994              1993
Deferred tax assets:
    Accounts receivable, principally due to allowance
      for
        doubtful accounts................................... $     346,000          128,000
    Self-insurance, principally due to accrual for
        financial reporting purposes........................     2,477,000        1,757,000
    Other...................................................       100,000          125,000
        Total gross deferred tax assets.....................     2,923,000        2,010,000
        Less valuation allowance............................             -                -
        Net deferred tax assets.............................     2,923,000        2,010,000
Deferred tax liabilities:
    Building and equipment, principally due to
        differences in depreciation.........................   (10,348,000)      (9,863,000)
    Deferral of pre-opening costs for financial
      reporting purposes....................................      (363,000)        (509,000)
    Other...................................................      (123,000)        (122,000)
        Total gross deferred tax liabilities................   (10,834,000)     (10,494,000)
        Net deferred taxes.................................. $  (7,911,000)      (8,484,000)

    The Company did not establish a valuation allowance for deferred tax assets as of December 28, 1994, December 29, 1993 or December 30, 1992. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future aggregate taxable income of approximately $8 million through 1998. Federal taxable income for the years ended December 29, 1993 and December 30, 1992 was $44.5 million and $42.7 million, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 28, 1994.


    As discussed in Note 1, the Company adopted Statement 109 as of January 2, 1992. The cumulative effect of this change in accounting for income taxes of $1,000,000 is determined as of January 2, 1992 and is reported separately in the consolidated statement of earnings for the year ended December 30, 1992.

17 Ryan's Family Steak Houses, Inc.

NOTE 4. NOTES PAYABLE AND INTEREST COST

    The Company has several unsecured lines of credit from banks aggregating $105 million at various short-term rates, of which $65.7 million and $58.1 million had been utilized at December 28, 1994 and December 29, 1993, respectively. All borrowings under these lines are unsecured and mature in 90 days or less.


    The Company capitalizes interest cost as a component of the cost of new restaurant construction. A summary of interest cost incurred follows:


                                     1994          1993         1992

Interest cost capitalized......... $ 1,824,000    1,281,000    1,167,000
Interest cost charged to income...     873,000      178,000      144,000
  Total interest cost incurred.... $ 2,697,000    1,459,000    1,311,000

NOTE 5. OTHER ACCRUED EXPENSES

Other accrued expenses consist of the following:

                                        1994             1993
Accrued compensation................ $  3,820,000     3,283,000
Accrued taxes (other than income)...    4,984,000     5,007,000
Self-insurance accruals.............    5,767,000     4,017,000
Other accrued expenses..............    6,603,000     2,208,000
                                     $ 21,174,000    14,515,000

NOTE 6. SHAREHOLDERS' EQUITY

    The components of shareholders' equity are as follows:


                                                                                            Additional
                                                                 Common       Paid-In       Retained
                                                                  Stock       Capital       Earnings

Balances at January 1, 1992................................. $ 52,861,000    3,073,000    120,929,000

    Net earnings............................................            -            -     29,307,000
    Issuance of common stock under Stock Option
      Plans.................................................      476,000    2,270,000              -
    Tax benefit from exercise of nonqualified stock
      options...............................................            -      763,000              -
Balances at December 30, 1992...............................   53,337,000    6,106,000    150,236,000

    Net earnings............................................            -            -     28,542,000
    Issuance of common stock  under Stock  Option
      Plans.................................................       78,000      289,000              -
    Tax benefit from exercise of nonqualified stock
      options...............................................            -      118,000              -
Balances at December 29, 1993...............................   53,415,000    6,513,000    178,778,000

    Net earnings............................................            -            -     30,544,000
    Issuance of common stock under Stock Option
      Plans.................................................       19,000       67,000              -
    Tax benefit from exercise of nonqualified stock
      options...............................................            -       19,000              -
Balances at December 28, 1994............................... $ 53,434,000    6,599,000    209,322,000

18 Ryan's Family Steak Houses, Inc.

NOTE 7. STOCK OPTION PLANS

    The Company has adopted stock option plans which authorize the grant of options to purchase common stock to directors, officers and key employees. Under the terms of the latest plan, which expires in 2001, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting schedule and exercise price. Historically, the Company has always granted options at



    Further information relating to options is as follows:



                                                              1994          1993          1992
Options outstanding at beginning of year.................. 1,689,011     1,378,274     1,913,168
Options granted........................................... 1,087,570       468,400        20,000
Options exercised.........................................   (18,800)      (72,863)     (484,243)
Options forfeited.........................................  (195,700)      (84,800)      (70,651)
Options outstanding at end of year........................ 2,562,081     1,689,011     1,378,274


Options fully vested at end of year....................... 1,465,034     1,280,982     1,191,392
Common shares reserved for future grants at end of year...   960,055     1,854,450     2,238,200
Option prices per common share:
    Exercised during the year............................. $ 4.00 to     $ 4.00 to     $ 4.00 to
                                                           $    6.13     $    8.13     $    8.13
    Outstanding at end of year............................ $ 4.00 to     $ 4.00 to     $ 4.00 to
                                                           $   13.25     $   13.25     $   13.25

NOTE 8. EMPLOYEE RETIREMENT PLAN

    On March 1, 1992, the Company implemented a defined contribution retirement plan, which covers all employees who have at least one year of service and are at least 21 years of age. Participating employees may contribute from 1% to 15% of their compensation to the plan. The Company matches employee contributions up to 6% of compensation at a 25% rate. All plan assets are invested in a nationally recognized family of mutual funds. Retirement plan expense, including administrative costs, amounted to $488,000 in 1994, $438,000 in 1993 and $446,000 in 1992.

19 Ryan's Family Steak Houses, Inc.

NOTE 9. QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)
    Quarterly consolidated financial results for 1994 and 1993 are summarized as follows (in thousands, except per share data):


                                                    Quarter                      Total
                                     First     Second      Third     Fourth      Year

1994:
Restaurant sales.................. $106,892    114,777    115,011    111,534    448,214
Restaurant operating profit (a)...   16,085     18,500     17,334     14,675     66,594
Net earnings......................    7,269      8,827      7,840      6,608     30,544

Per share data:
    Net earnings..................     0.14       0.16       0.15       0.12       0.57

1993:
Restaurant sales..................   90,388    101,277    104,102     98,098    393,865
Restaurant operating profit (a)...   14,083     15,345     15,414     13,687     58,529
Net earnings......................    7,164      7,928      7,403      6,047     28,542

Per share data:
    Net earnings..................     0.13       0.15       0.14       0.11       0.53

(a) Restaurant sales less operating expenses.

NOTE 10. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's significant financial instruments are cash and cash equivalents, receivables, notes payable, accounts payable and accrued liabilities, all of which are classified as either current assets or current liabilities. Their carrying amounts approximate their fair values because of the short maturities of these instruments.

NOTE 11. SUBSEQUENT EVENT

    On January 26, 1995, the Board of Directors adopted a Shareholder Rights Agreement (the "Agreement") and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of Common Stock to shareholders of record on February 10, 1995. Such Rights only become exercisable ten business days after (i) a public announcement that a person or group, except for certain exempt persons specified in the Agreement, (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's Common Stock; or (ii) a person or group commences or publicly announces its intention to commence a tender or exchange offer for an amount of the Company's Common Stock that would result in the ownership by such person or group of 15% or more of the Common Stock.


    Each Right may initially be exercised to acquire a one-half share of the Company's Common Stock at an exercise price of $25, subject to adjustment. Thereafter, upon the occurrence of certain events specified in the Agreement (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire upon exercise Common Stock having a market value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events specified in the Agreement (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire upon exercise Common Stock of the acquiring company having a market value of twice the exercise price of the Rights.


    The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time prior to the tenth business day following public announcement that a 15% position has been acquired and before the final expiration date of the Rights. After the redemption period has expired, the Company's right of redemption may be reinstalled under certain circumstances outlined in the Agreement. The Rights will expire on February 10, 2005.

20 Ryan's Family Steak Houses, Inc.

INDEPENDENT AUDITORS' REPORT

KPMG Peat Marwick LLP

Board of Directors and Shareholders
Ryan's Family Steak Houses, Inc.



    We have audited the accompanying consolidated balance sheets of Ryan's Family Steak Houses, Inc. and subsidiaries as of December 28, 1994 and December 29, 1993, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended December 28, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryan's Family Steak Houses, Inc. and subsidiaries at December 28, 1994 and December 29, 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 28, 1994, in conformity with generally accepted accounting principles.

                                         (Signature - KPMG PEAT MARWICK LLP)


Greenville, South Carolina
January 18, 1995, except for Note 11, as to which the date is January 26, 1995


21 Ryan's Family Steak Houses, Inc.

CORPORATE DIRECTORS AND OFFICERS

DIRECTORS:
Charles D. Way
Chairman, President and Chief Executive Officer

James D. Cockman
Chairman and Chief Executive Officer,
Ocean Fresh Express International Seafood

Barry L. Edwards
Executive Vice President, Treasurer
and Chief Financial Officer, AMRESCO, Inc.

Brian S. MacKenzie
President and Chief Executive Officer,
Builder Marts of America, Inc.

G. Edwin McCranie
Executive Vice President

Harold K. Roberts, Jr.
Partner, Roberts and Morgan, CPA's;
Chairman and Chief Executive Officer, Statewide Title, Inc.

James M. Shoemaker, Jr.
Member, Wyche, Burgess, Freeman & Parham, P.A.

(Photograph - APPEARS HERE)
Left to right: Barry L. Edwards; Brian S. MacKenzie; James D. Cockman;
Charles D. Way; G. Edwin McCranie; Harold K. Roberts, Jr.; James M. Shoemaker,
Jr.

OFFICERS:

Charles D. Way
Chairman, President and Chief Executive Officer

G. Edwin McCranie
Executive Vice President

John C. Jamison
Vice President-Real Estate

Morgan A. Graham
Vice President-Construction

James R. Hart
Vice President-Human Resources

Fred T. Grant, Jr.
Vice President-Finance and Chief Financial Officer

Alan E. Shaw
Vice President-Operations

Janet J. Gleitz
Corporate Secretary

Philip J. Franklin
Regional Vice President

Timothy V. Barnhill
Regional Vice President

Richard B. Erwin
Regional Vice President

(Photograph - APPEARS HERE)
Left to right: Fred T. Grant, Jr.; Richard B. Erwin; John C. Jamison; Janet
J. Gleitz; Alan E. Shaw

(Photograph - APPEARS HERE)
Left to right: James R. Hart; Philip J. Franklin; G. Edwin McCranie; Charles
D. Way; Morgan A. Graham; Timothy V. Barnhill

22 Ryan's Family Steak Houses, Inc.

CORPORATE INFORMATION

EXECUTIVE OFFICES

Ryan's Family Steak Houses, Inc.

405 Lancaster Avenue (29650)

Post Office Box 100

Greer, South Carolina 29652

(803) 879-1000

GENERAL COUNSEL

Wyche, Burgess, Freeman & Parham, P.A.

Greenville, South Carolina

TRANSFER AGENT

Wachovia Bank of North Carolina, N.A.

Corporate Trust  Department

Post Office Box 3001

Winston-Salem, North Carolina 27102

(800) 633-4236


INDEPENDENT AUDITORS

KPMG Peat Marwick LLP

Greenville, South Carolina


FORM 10-K

A copy of the Company's Form 10-K Report for

fiscal 1994, as filed with the Securities and Exchange

Commission, may be obtained without charge by

writing to the Corporate Secretary at the executive

offices of the Company.

ANNUAL MEETING

The annual meeting will be held at:

Greenville/Spartanburg Airport Marriott

Greenville, South Carolina

Thursday, April 27, 1995 at 11:00 a.m.

All shareholders are cordially invited to attend.


COMMON STOCK DATA

    The Company's common stock trades on The NASDAQ Stock Market under the symbol RYAN.

    The Company has never paid cash dividends on its common stock and does not expect to pay such dividends in the foreseeable future. Management of the Company presently intends to retain all available funds for expansion of the business. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other relevant matters.

STOCK SPLIT HISTORY

3-for-2 .................................................... January 1983
2-for-1 ....................................................   April 1983
3-for-2 ....................................................February 1985
3-for-2 ....................................................February 1986
3-for-2 ....................................................     May 1986
3-for-1 ....................................................     May 1987

MARKET PRICE OF COMMON STOCK



                     1994                       1993

Quarter:       High          Low           High          Low
First      $   9 1/8         7 1/4        11 1/4        8 3/4
Second        8 1/16         7             9 1/8        7
Third          7 1/4         5 3/8         8 7/8        7 1/2
Fourth         7 1/2         5 5/8         8 3/4        7 3/4

    The closing price quotation on the Company's common stock on March 1, 1995 was $ 7 11/16 per share.

23 Ryan's Family Steak Houses, Inc.

                                MISSION STATEMENT

            To be an innovative, profitable, growth company, committed to customer satisfaction by always providing high quality food at affordable prices with friendly service

                        in clean and pleasant surroundings.

                                  WE STRIVE:


                (BULLET) To put people first - customers and employees.

           (BULLET) To attract and maintain a strong team of individuals recognized as standouts in each area of focus.

(BULLET) To promote safety, responsibility and a high level of ethics in our workplace.

(BULLET) To be environmentally aware and work to preserve our natural resources.

(BULLET) To utilize materials and services that provide the best cost/value ratio without sacrificing quality.

                 (BULLET) To enhance long-term shareholder wealth.



                        RYAN'S FAMILY STEAK HOUSES, INC.

                          405 Lancaster Avenue (29650)
                              Post Office Box 100
                          Greer, South Carolina 29652
                                 (803) 879-1000